October 7, 2005






October 7, 2005


Mr. Daniel L. Gordon
Branch Chief
Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC 20549


Re:   SB Partners
      Form 10-K for the fiscal year ended December 31, 2004 Filed April 13, 2005 Form 10-Q for the quarterly period ended March 31, 2004
      File No. 0-08952




Dear Mr. Gordon:

We are in receipt of your letter dated August 29, 2005 with the additional comment relating to our filings above. Our response to your comment is as follows:

Note 5 Investment in Joint Venture, page 36

1. Your response to prior comment 2 asserts that the criterion of paragraph 5c(ii) of FIN 46(R) is not met because you only own 75% of the joint venture. However, the term "substantially all of the entities activities" does not relate to ownership percentage. Please provide us with a detailed analysis of the activities of the joint venture and explain to us how each activity either is or is not on your behalf. Also, tell us whether your interest in the partnership is as a limited partner or as a general partner.



The joint venture is a limited partnership, Waterview Associates LP (the "joint venture" or the "partnership") which owns an apartment property ("property") in West Chester, Pennsylvania. SB Partners ("Registrant") owns, through a wholly owned subsidiary, a 1% general partner interest and, directly, a 74% limited partnership interest in the joint venture, collectively, the "Registrant Partners". The other limited partners, ("Other Partners") of the joint venture, all of whom are related parties, collectively own the remaining 25% interest.

In the execution of the limited partnership agreement, the Registrant Partners and the Other Partners agreed to the execution of a management agreement between the partnership and an affiliate of the Other Partners, ("Manager"). This agreement cannot be terminated without a vote of 76% of the limited partners' interests as stated in the limited partnership agreement. The Manager is owned by one of the Other Partners.

The joint venture's principal activities are to own and operate the property. In accordance with the management agreement, the partnership is required to pay the Manager 5% of the property's gross income, as defined. After payment of the management fee and all other operating payments, the economics of the partnership are to be distributed as follows:

Net Profit, as defined, is allocated first, to the Registrant Partners pro rata in accordance with their percentage interests, as described above.

Second, to the Registrant Partners any Unearned Preference, as defined, for prior and current fiscal periods.

Third, to the Other Partners pro rata in accordance with their percentage interests, as described above.

Next, to the Other Partners any Unearned Preference, as defined, for prior and current fiscal periods.

Thereafter, pari passu, 60% to the Registrant Partners and 40% to the Other Partners.

The Net Loss, as defined, is allocated to the Registrant Partners and the Other Partners, in accordance with their respective percentage interests. Cash distributions follow the allocation of Net Profit.

Since inception of the joint venture through December 31, 2004 the economic activity of the partnership resulted in the following distributions: management fees paid of $390,000 to the Manager (owned by one of the Other Partners), and $50,000 of distributions paid to the Registrant. There have been no other distributions to date.

Based on the forgoing, the Registrant has determined that the joint venture does not meet criteria 5c (ii) of FIN 46(R) because the joint venture's activities are conducted on behalf of both the Registrant and the affiliate of the other Partners and, therefore, substantially all of the entity's activities joint venture's are not conducted on behalf of the Registrant, and the partnership is not deemed to be a variable interest entity under FIN 46(R).

As discussed above, the Registrant holds the general partner interest in the partnership. At inception of the investment, management of the Registrant reviewed the limited partnership agreement to determine whether the general partner controlled the partnership and, accordingly, would be required to consolidate it. The limited partners were determined to have certain important rights as described in paragraph 9 of SOP 78-9 Accounting for Investments in Real Estate Ventures, including the requirement that an approval of 76% of the limited partners' interest is required for the partnership to sell or refinance the property. Because approval of the Affiliate of the other Partners is required to reach the 76% threshold, the general partner (including the 74% limited partner interest held by an affiliate of the general partner) was not deemed to have control, and accordingly, the Registrant accounted for this investment under the equity method of accounting.

If you have any questions please contact me at (212) 408-2929.

Sincerely,

    /s/SB Partners
    --------------------------------------------
By: SB Partners Real Estate Corporation
    Its general partner


    /s/George N. Tietjen, III
By: --------------------------------------------
    George N. Tietjen, III
    Chief Financial Officer and Treasurer
    (Principal Financial and Accounting Officer)